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Exhibit 4.6.5

Certificate #     N-1                    # of Nutmeg Mercury Warrants: 300,000
             --------------                                           --------

This Is To Certify That:            NUTMEG MERCURY FUND, L.P.
                           -----------------------------------------------------

Is the Owner of: Three Hundred Thousand (300,000) COMMON STOCK PURCHASE WARRANTS

Global Resource Corporation -   Common Stock Purchase Warrant

FOR VALUE RECEIVED, Global Resource Corporation, a Nevada corporation (the "Company"), whose address is 408 Bloomfield Drive, Unit # 1, West Berlin, New Jersey, 08091, grants the following rights to the above ("Holder").

         As used herein, the following terns shall have the following meanings, unless the context shall otherwise require: (a) "Common Stock" shall mean the common stock, par value $0.001, of the Company. (b) "Corporate Office" shall mean the office of the Company (or its successor) at which at any particular time its principal business shall be administered, which office is located at the date hereof at 408 Bloomfield Drive, Unit # 1, West Berlin, New Jersey 08091. (c) "Exercise Date" shall mean any date upon which the Holder shall give the Company a Notice of Exercise, which shall be deemed the date the Notice of Exercise was first deposited in the U.S. Mails, if mailed, or the date received by the courier company if delivered by recognized courier company, or the date received by the Company if otherwise given or delivered. (d) "Exercise Price" shall mean the price to be paid to the Company for each share of Common Stock to be purchased upon exercise of this Warrant in accordance with the terms hereof, which shall be $0.80 per share. (e) "Expiration Date" shall mean 5:00 PM (Eastern Time) on December 31, 2008. (f) "SEC" shall mean the United States Securities and Exchange Commission.

2.1 EXERCISE OF WARRANT: This Warrant shall entitle Holder to purchase the number of shares of Common Stock (the "Shares") shown at the head of this Warrant at the Exercise Price. This Warrant shall be exercisable at any time and from time to time prior to the Expiration Date (the "Exercise Period") upon execution. This Warrant and the right to purchase the Shares hereunder shall expire and become void at the Expiration Date.

2.2 MANNER OF EXERCISE: (a) Holder may exercise the Warrant at any time and from time to time during the Exercise Period by delivering to the Company at its Corporate Office (i) a duly executed Notice of Exercise in substantially the form attached as Appendix 1 hereto and (ii) a bank cashier's or certified check for the aggregate Exercise Price of the Shares being purchased. (b) From time to time upon exercise of this Warrant in accordance with its terms, the Company will cause its transfer agent to countersign and deliver the stock certificate to the Holder representing the Shares being purchased pursuant to such exercise subject to adjustment as described herein.

2.3 TERMINATION: All rights of the Holder in this Warrant shall terminate on the Expiration Date. (a) No Right Prior to Exercise: Prior to its exercise pursuant to Section 2.2 above, this warrant shall not entitle the Holder to any voting or other rights as holder of Shares. (b) Adjustments: In case of any reclassification, capital reorganization, stock dividend, or other change of outstanding shares of Common Stock, or in case of any consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and which does not result in any reclassification, capital reorganization, stock dividend, or other change of outstanding shares of Common Stock), or in case of any sale or conveyance to another corporation of the property of the Company as, or substantially as, an entirety (other than a sale/leaseback, mortgage or other financing transaction), the Company shall cause effective provision to be made so that the Holder shall have the right thereafter, by exercising this Warrant, to purchase the kind and number of shares of stock or other securities or property (including cash) receivable upon such reclassification, capital

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reorganization, stock dividend, or other charge, consolidation, merger, sale or conveyance as the Holder would have been entitled to receive had the Holder exercised his Warrant in full immediately before such reclassification, capital reorganization, stock dividend, or other charge, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 2.3. The foregoing provisions shall similarly apply in successive reclassifications, capital reorganizations, stock dividends, and other changes of outstanding shares of Common Stock and to successive consolidations, mergers, sales or conveyances. (c) Fractional Shares: No fractional Shares shall be issuable upon exercise or conversion of this Warrant and the number of Shares to be issued shall be rounded down to the nearest whole Share. If a fractional Share interest arises upon any exercise or conversion of the Warrant, the Company shall eliminate such fractional Share interest by paying Holder the amount computed by multiplying the fractional interest by the closing bid price of a full Share on the date of the Notice of Exercise.

4.1 REPRESENTATIONS AND WARRANTIES: The Company hereby represents and warrants to the Holder as follows: (a) All Shares which may be issued upon the exercise of the purchase right represented by this warrant shall, upon issuance, by duly authorized, validly issued, fully-paid and nonassessable, and free of any liens and encumbrances except for restriction on transfer provided for herein or under applicable federal and state securities laws, and not subject to any pre-emptive rights. (b) The Company is a corporation duly organized and validly existing under the laws of the State of Nevada, and has full power and authority to issue this warrant and to comply with the terms hereof. The execution, delivery and performance by the Company of its obligations under this Warrant, including, without limitation, the issuance of the Shares upon any exercise of the Warrant, have been duly authorized by all necessary corporate action. This Warrant has been duly executed and delivered by the Company and is a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting enforceability of creditors' rights generally and except as the availability of the remedy of specific enforcement, injunctive relief or other equitable relief is subject to the discretion of the court before which any proceeding therefore my be brought. (c) The Company is not subject to or bound by any provision of any certificate or articles of incorporation or by-laws, mortgage, deed of trust, lease, note, bond, indenture, other instrument or agreement, license, permit, trust, custodianship, other restriction or any applicable provision of any law, statue, any court, governmental body, administrative agency or arbitrator which could prevent or be violated by or under which there would be a default (or right of termination) as a result of the execution, delivery and performance by the Company of this Warrant.

Dated:______________________              Countersigned By:
                                          Olde Monmouth Stock Transfer Co., Inc.
                                          200 Memorial Parkway,
                                          Atlantic Highlands, NJ 07716

Authorized Signature


/s/ [unreadable]                          /s/ Frank G. Pringle
-----------------------------             ---------------------------------
Secretary                                 President

Affix Corporate Seal Below